[Letterhead of Sutherland Asbill & Brennan LLP]

July 8, 2015

VIA EDGAR

Mary A. Cole, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp.

Registration Statement on Form N-2 filed June 12, 2015

Dear Ms. Cole:

On behalf of Newtek Business Services Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on June 12, 2015 (the “Registration Statement”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-191499) (the “Prior Registration Statement”), initially filed with the Commission on October 1, 2013 and declared effective, as amended, on November 12, 2014, which Prior Registration Statement related to the initial public offering of the Company’s common stock, except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Prior Registration Statement, (ii) information specific to the terms and manner of offering of certain additional types of securities that may be offered from time to time pursuant to the Registration Statement, (iii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2014, together with disclosure relating thereto, and (iv) the inclusion of unaudited financial statements and related financial data for the quarterly period ended March 31, 2015, together with disclosure relating thereto.

*      *      *

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	John J. Mahon